Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Registration Statement (Form S-8) related to the TRW UK Share Purchase Plan of our report dated January 22, 2001, with respect to the consolidated financial statements of TRW Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2000, as amended by Form 10-K/A No. 1, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Ernst & Young LLP

Cleveland, Ohio
August 23, 2001